

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 26, 2016

Harlan W. Waksal, M.D.
President and Chief Executive Officer
Kadmon Holdings, LLC
450 East 29th Street
New York, NY 10016

> **Re: Kadmon Holdings, LLC**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 16, 2016**
> **CIK No. 0001557142**

Dear Dr. Waksal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1. We note your response to prior comment 1 and reissue in part. Please revise the Summary to quantify the significance of the product revenue decline in FY2015 relative to FY2014. In addition, explain your basis for disclosing that the decline has taken place "in recent years" given that your initial draft registration statement submitted on February 8, 2016 indicates that product revenues increased significantly in FY2014 relative to FY2013. Also, revise the Summary to highlight your disclosure on page 82 concerning the material trends in product revenues for (i) 2016 and (ii) 2017 and beyond.

2. We refer to your revised disclosures on pages 1 and 120 in response to prior comment 2. Absent additional context, your statement on page 1 regarding crossing the blood-brain barrier would appear to apply to human subjects. Your response and revised disclosure

on page 120, however, indicate that you have only achieved this level of certainty with respect to animal subjects. Accordingly, please revise the disclosure on page 1, and elsewhere as applicable, to clarify whether the definitive statement applies only to animal subjects and/or to clarify what your data currently indicates about the drug penetrating the blood-brain barrier in humans, as disclosed on page 120.

Summary Compensation Table, page 169

3.   We will continue to evaluate your response to prior comment 9 in connection with comment 6 below.   Also, with respect to the final sentence of your response, please tell us what date you propose using for purposes of valuing the EAR units.

Related Party Agreements in Effect Prior to this Offering, page 182

4.   We note your response to our prior comment 10 and your revised disclosure on page 183. Please briefly describe the letter agreement.

Principal Stockholders, page 193

5.   We refer to the amended disclosures in footnotes 3 and 9 to the table. Based on the disclosures on page 203, it appears that the 5% convertible preferred holders can convert their shares into common shares at any time. Accordingly, please revise the post-offering holdings reflected in the table to include the conversion of the preferred shares or advise. Additionally, please revise the risk factor on page 61 concerning conversion of the preferred shares to quantify the extent of the possible dilution that could occur immediately following this offering.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
11. Unit-Based Compensation, page F-50

6.   We acknowledge your response to prior comments 15 and 9. Based on your response, we are unclear why you believe ASC 805-20-55-50 and 51, which discusses accounting for contractual termination benefits triggered when an entity has agreed to a business combination, is applicable to your units granted under the LTIP. Please provide us with a comprehensive analysis that explains the basis of your accounting. Include in your analysis why you believe ASC 718-10-25-20 is not applicable.

You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Christopher C. Paci, Esq. - DLA Piper LLP (US)